Synchronoss Acquisition of Intralinks Holdings
Frequently Asked Questions for Employees (FAQs)
It is very natural to have many questions following the announcement of an acquisition. At this time, we are unfortunately limited in our ability to address many questions that we know you have due to regulatory and other considerations. That being said, through these FAQs, we are providing information on a number of the topics we know you are focused on and we will be providing further updates as we have information we can share.
In the meantime, it is critical that we are very careful in how we communicate with both our teams and outside parties (such as customers, analysts and partners). This set of FAQs is not exhaustive, but it is designed to help you better understand certain aspects of the Synchronoss acquisition and enable you to engage with our customers, partners, analysts and suppliers in appropriate ways.

•	What was announced on Tuesday?
On Tuesday morning, we announced that Synchronoss Technologies, Inc. (“Synchronoss”) and Intralinks Holdings, Inc. have entered into a definitive agreement under which Synchronoss has agreed to acquire Intralinks. Under the terms of the agreement, Synchronoss will commence a cash tender offer to acquire all of the outstanding shares of common stock of Intralinks Holdings for a cash purchase price of $13.00 per share.  We expect to close the deal in the first quarter of 2017 following the satisfaction of customary closing conditions, including receipt of required regulatory approval and completion of the tender offer and a subsequent merger.

•	What is the rationale for this transaction?

Intralinks believes that Synchronoss is an ideal strategic partner, as Synchronoss brings powerful secure mobility and identity platforms, as well as major enterprise partners such as Goldman Sachs and Verizon. By integrating Synchronoss’ leading mobile capabilities with Intralinks’ content collaboration platform, the combined company will be well positioned to meet rapidly evolving market needs.

•	What are the immediate implications for me and my team?
All that has happened at this point is that the parties have entered into a definitive merger agreement. The transaction has not yet closed and there are a number of legal and regulatory requirements and processes that have to be completed, including the consummation of a cash tender offer to acquire all of the outstanding common stock of Intralinks Holdings, before this transaction can close.  Until the deal closes, Intralinks and Synchronoss will continue to operate as separate companies. As a general matter, it remains business as usual at Intralinks and we need all team members to remain focused on their existing responsibilities. The merger agreement does contain a limited number of customary restrictions on our ability to take certain actions prior to the closing; details on those restrictions will be communicated separately to the affected Intralinks personnel.
Further, no Intralinks employee should engage in or commence pre-closing planning activities with any Synchronoss employees or representatives unless and until specifically authorized to do so by the employee’s Intralinks ELT leader.
We will provide updates, as appropriate, as we approach the closing of the deal.

•	How will my compensation and benefits be impacted by the transaction?

Pre-Closing: We are not currently planning material compensation or benefit changes during the pre-closing period.
Post-Closing:
Salary and Bonus Opportunity: Synchronoss has committed that, for the first year following the closing of the acquisition, so long as you remain employed by Intralinks/Synchronoss, you will continue to receive at least the same base salary as you received at the time the deal closed and your target annual bonus opportunity will also remain unchanged.
Benefits: No formal determination has been made yet as to whether Intralinks employees will continue to participate in their Intralinks benefit plans or if they will be moved onto Synchronoss benefit plans, but Synchronoss has agreed that employees will be given full credit for time of service for purposes of eligibility, vesting and determination of level of benefits under applicable benefit plans. Further, to the extent that Intralinks employees are moved onto Synchronoss benefit plans, Synchronoss has also agreed to:

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Waive any preexisting condition limitations that might otherwise be applicable to Intralinks employees and their eligible dependents, other than limitations that were effective as to that individual prior to closing;

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Honor any deductible, co-payment and out-of-pocket maximums incurred by Intralinks employees and their eligible dependents under health plans in which they participated prior to the closing (i.e., count those toward post-closing deductibles, co-payments and out-of-pocket maximums); and

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Waive any waiting period limitation or evidence of insurability requirements if an Intralinks employee or eligible dependent had satisfied such a requirement prior to closing under an analogous Intralinks benefit plan.

Vacation: Synchronoss has agreed that, for the first year following the closing of the acquisition, so long as you remain employed by Intralinks/Synchronoss, you will receive vacation benefits that are substantially similar to those received by comparable Synchronoss employees, including by giving full credit as to vacation accrual for your years of service to Intralinks.
How is my equity impacted by the transaction?
Pre-Closing: So long as you are not subject to a special or regular, quarterly trading blackout, you are free to trade in your shares of Intralinks Holdings’ common stock prior to the closing. You can also continue to participate in the Amended and Restated Intralinks Holdings, Inc. 2010 Employee Stock Purchase Plan (the “ESPP”) at this time.
Tender Offer: If you hold outstanding shares of Intralinks Holdings’ common stock – either as a result of purchases under the ESPP, option exercises or restricted stock unit vesting – you will be entitled to tender those shares into Synchronoss’ tender offer.
Treatment of Equity in the Transaction:
Vested Options: If you have vested options that have an exercise price that is below the deal price (which is $13 per share), you will receive a payment following the closing for those vested options that is equal to the number of vested shares you hold multiplied by the difference between the transaction price and the exercise price of that option, with the payment to be made to you through payroll and after required withholding for taxes. So, for example, if you hold 100 vested shares with a $7 exercise price, you will receive $600 (which is 100 * (13-7)), less withholding for taxes.
Unvested Options: Unvested options held by continuing employees that have exercise prices below the deal price will be assumed by Synchronoss and rolled over into Synchronoss common stock using a formula based on the value of this deal that is intended to preserve the aggregate spread in the option. All terms and conditions related to vesting, etc. shall continue. As a result, following the closing, you will continue to be able to exercise your rolled over options (to the extent they vest in the future) in the same manner as you would have been able to had the transaction not happened and they had remained Intralinks Holdings options. The only difference is that you will, following the closing, be exercising them for Synchronoss common stock instead of Intralinks Holdings common stock.
If you have options (whether or not vested) that have an exercise price above the deal (which is $13 per share), those options will be canceled and extinguished upon the closing of the transaction.
Restricted Stock Units: All outstanding restricted stock units (“RSUs”) held by continuing employees will be assumed by Synchronoss and rolled over based on a formula that is centered on the value of this deal. Following the closing, these rolled over RSUs will, if vesting conditions are met, be settled in shares of Synchronoss’ common stock.
Note on rollover equity: The formula pursuant to which equity awards that are being assumed by Synchronoss will be adjusted is based in part upon the trading price of Synchronoss during the period immediately prior to the merger and, accordingly, will not be determined until that time.

•	What will happen in respect of bonuses for 2016 performance?

Intralinks will continue to be able to pay bonuses in respect of 2016 performance under the company’s 2016 annual incentive plan.

•	Will my job be eliminated, changed or will I be forced to move to another location?

It is premature to provide an answer to this question at this time as the parties have not yet started integration planning discussions.

•	How are we communicating with customers, partners and industry analysts?

We are reaching out promptly to our customers, partners and industry analysts, notifying them about and providing some initial information about the proposed Synchronoss acquisition and what it means for our customers and partners, particularly in the short term. Finally, both user support and client services team members will be prepared to answer customer questions.

•	What can we say to customers and partners now?

In addition to referring them to the press release and Synchronoss web site, several assets are available to support customer communications. We have a standard customer / partner / analyst e-mail template, as well as a customer shareable presentation slide-deck. Account executives should work with their managers to determine the best form of communication for their key contacts.

Regardless of communication tool used, the most important message we can and should be sharing is that Intralinks believes that Synchronoss is an ideal strategic partner. Intralinks and Synchronoss share a strong heritage in financial services, life sciences and other regulated and IP-intensive industries. Further, both companies also share extensive experience meeting exacting enterprise information security requirements.
Building on this common DNA, we see several important benefits for our customers from this combination, including:

•	Enhanced cloud identity and access management functionality

•	Improved security and mobile capabilities from integrating with Synchronoss’ secure mobile platform

•	New global deployment and data location options, leveraging Synchronoss’ existing datacenter footprint

•	Access to an expanded ecosystem of partners on the combined platform
We should also encourage customers, partners and industry analysts to look closely at the Synchronoss web site, which highlights the company’s rich heritage in mobile technology and the strength of its enterprise and service provider relationships.
Customers may also have questions about our longer-term technology integration plans and product roadmap. While we are excited about the opportunities of this combination will bring, we are not yet able to answer any specific questions about our product plans.

•	What restrictions are there on communications around the Tender Offer period?

Prior to when the tender offer is commenced and while it is pending, the U.S. securities laws impose a variety of restrictions around what we can say and what must be filed with the Securities and Exchange Commission. As a result, we will be providing certain communication templates and tools that may be used and are asking all employees to use those templates and tools. If you have any questions about the rules that apply during these periods or about what you can or should be doing (or not doing), please reach out directly to the Legal department (Scott Semel or Jolie Siegel).

•	How is Synchronoss using the term ‘enterprise’?

As you may have noticed in the press release and on Synchronoss’ investor call, Synchronoss uses the term “enterprise” to mean the company’s current enterprise offerings, which are, generally, any business they are in now that is beyond their service provider heritage. As a result, in Synchronoss’ terms, “enterprise” includes the entirety of Intralinks’ business, including our mergers and acquisitions, alternative investment and debt capital market offerings.

•	How can I learn more?

In addition to the press release (posted on intralinks.com), Synchronoss’ website provides detailed information on their products and markets. Further, Synchronoss held an investor briefing on the morning of December 6, a recording of which is available on their website. You can also find a copy of the Synchronoss-Intralinks merger agreement here.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
The tender offer for the outstanding common stock of IntraLinks Holdings, Inc. (the “Company”) has not yet commenced. This employee communication is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Synchronoss Technologies, Inc. (“Synchronoss”) and GL Merger Sub, Inc. (“Merger Sub”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the tender offer is commenced, Synchronoss and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company’s Investor Relations Department at 150 E. 42nd Street, 8th Floor, New York, NY 10017, (617) 607-3957 or dridlon@intralinks.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.